FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 22, 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index

Press release – April 22, 2008

US Version

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

THE ROYAL BANK OF SCOTLAND GROUP PLC

£12 Billion Rights Issue

Update on Credit Market Exposures, Disposals, Capital, Trading Conditions and Outlook

22 April 2008

•                  RBS announces increased target capital ratios of 7.5% to 8.5% for Tier 1 capital and in excess of 6% for core Tier 1 capital on a proportional consolidated (“look through”) basis

•                  RBS takes actions to increase its Tier 1 capital ratio to in excess of 8% and its core Tier 1 capital ratio to in excess of 6% on a proportional consolidated basis by the end of 2008

•                  Rights issue to raise £12 billion net, fully underwritten

•                  11 new shares for every 18 existing shares at 200 pence per share

•                  Disposals to generate estimated £4 billion of core Tier 1 capital net of tax

•                  Estimated capital effect of £4.3 billion net of tax (£5.9 billion before tax) from write-downs in respect of credit market exposures in 2008

•                  Overall underlying performance of the Group has remained satisfactory with the principal exception of a slowdown in capital markets activity in Global Banking & Markets

•                  ABN AMRO integration synergies on plan

•                  Following the rights issue, RBS believes that it will be in a strong position to realise the substantial value in its UK and international franchises and to take advantage of the growth opportunities available to it

Summary

RBS today announces a rights issue to increase its capital base, implementing revised targets for its capital ratios.

The revised targets* are for the Group to maintain a Tier 1 capital ratio of between 7.5% and 8.5% and a core Tier 1 capital ratio in excess of 6%.  These ratios are expressed on a proportional consolidated basis.

The rights issue of £12.0 billion and other actions are forecast to result in a Tier 1 capital ratio in excess of 8% and a core Tier 1 capital ratio in excess of 6% at 31 December 2008, on a proportional consolidated basis.

In preparing the underlying capital forecasts, it has been assumed that there will be write-downs additional to those reported in 2007 in relation to credit market exposures and gains from disposals of some non-core assets.  The assumed effect on core Tier 1 capital of the estimated write-downs is £4.3 billion net of tax (£5.9 billion before tax) and of the estimated disposal gains is £4 billion net of tax.

Overall, the Group’s underlying performance, excluding write-downs, has remained satisfactory with the principal exception of a slowdown in capital markets activity in Global Banking & Markets.

Sir Tom McKillop, Chairman, said:

“This is a difficult time for the financial services industry, and it has presented us with specific challenges.  Central to these has been the question of our capital ratios, which have been the focus of much attention, both internal and external, over recent months.

It was the Board’s declared intention to rebuild our Tier 1 capital to the middle to upper end of our historic range of 7% to 8% over a three year period, but in light of the current market environment, this level and timing are considered no longer appropriate.

In discussions with shareholders it was clear that many of them had reached a similar conclusion, hence today’s announcement that we are launching a rights issue to re-position our capital ratios and strengthen our capital base.

Naturally, shareholders wish to understand what we have assumed in relation to the prospects for further write-downs and disposals of non-core assets, and today’s announcement seeks to clarify the basis of our capital planning.”

* Previous guidance referred to 7% to 8% for Tier 1 capital ratio, with 25% to 30% preference share content, but with no target set for core Tier 1 capital ratio

Background to and Reasons for the Rights Issue

RBS’s capital plan had assumed that it would maintain its Tier 1 capital ratio in the range 7% to 8% and that it would rebuild its core Tier 1 capital ratio towards 5% by 2010.  At the time of its 2007 results announcement RBS confirmed that it was operating within the parameters of this plan.

The balance of risks and opportunities inherent in this plan have been under continual review. However, in the light of developments during March including the severe and increasing deterioration in credit market conditions, the worsening economic outlook and the increased likelihood that credit markets could remain difficult for some time, the Board has concluded that it is now appropriate for RBS to accelerate its plans to increase its capital ratios and to move to a higher target range to reflect the generally weakened business environment.

Reflecting these factors, the Board has raised its target range for the Group’s Tier 1 capital ratio to 7.5% to 8.5% and has set a target for the core Tier 1 capital ratio of in excess of 6% at 31 December 2008 on a proportional consolidated basis.*

Having identified these targets it was clear that, whilst acknowledging with regret the demands this would place on shareholders, the most appropriate way of reaching them more quickly was through a rights issue.  In considering the size of the rights issue the Board, as well as having regard to the potential business performance, made an assessment, based on current knowledge, of the likely quantum of write-downs in 2008 in respect of the deterioration in credit markets and the potential for gains from full or partial disposals.

The Board has estimated that the effect on capital of write-downs in respect of credit market exposures could be £4.3 billion net of tax (£5.9 billion before tax) in 2008.  These estimates are based on prudent assumptions reflecting the further sharp deterioration in market conditions and outlook in credit markets at this point. Further details of the estimates of write-downs in respect of credit market exposures for capital planning purposes are set out below.

As part of an ongoing exercise, recalibrated in the context of its decision to increase capital levels, the Board has identified for possible whole or partial disposal RBS Insurance and other smaller assets which are not central to the powerful UK and international banking franchises that RBS has built.  RBS is determined to achieve full and fair value in respect of any such disposals.  At this stage RBS has assumed in its capital plan that a £4 billion increase in core Tier 1 capital by the end of 2008 can be achieved in this way, although there is scope for fewer disposals to be made, whilst still exceeding the target core Tier 1 ratio of 6%.

* Previous guidance referred to 7% to 8% for Tier 1 capital ratio, with 25% to 30% preference share content, but with no target set for core Tier 1 capital ratio

In addition, RBS envisages continuing reduction of the capital demands of certain business lines, including Global Banking & Markets, through active management of its balance sheet.

Taking the above into account and having regard to the outlook for retained profits and the de-risking of the balance sheet, the Board has determined that it is appropriate to raise £12 billion through the rights issue, with the effect of achieving a Tier 1 capital ratio in excess of 8% and a core Tier 1 capital ratio in excess of 6% by year end on a proportional consolidated basis.

Rights Issue

The proposed rights issue will raise proceeds of £12.0 billion, net of expenses.  The issue is being made on the basis of 11 new shares for every 18 existing shares at an issue price of 200 pence per RBS share.  This represents a 34.9% discount to the theoretical ex-rights price and 46.3% discount to the closing price of RBS shares of 372.5 pence per share on 21 April 2008, the last trading day before this announcement.

A prospectus in connection with the rights issue will be published by early May 2008. RBS will seek approval from its shareholders in respect of the rights issue at an Extraordinary General Meeting in mid-May 2008.

The nil paid trading period is expected to commence in mid-May 2008 and dealings in new fully paid shares are expected to commence in June 2008.

The rights issue is fully underwritten.

Credit Market Exposures

For capital planning purposes RBS has used the values detailed below as the basis for its estimates of write-downs in 2008 in respect of the credit market exposures set out in the table below.  These estimates are based on prudent assumptions reflecting the further sharp deterioration in market conditions and outlook in credit markets at this point.  The capital effect of these estimated write-downs is £4.3 billion net of tax (£5.9 billion before tax).

Fair value gains on own liabilities are estimated to be £0.6 billion and are not included in the estimated capital effect.

The estimated write-downs before tax, which have been used for RBS’s capital planning purposes, are as follows.

£ million	Net Exposure 31 December 2007 (1)	Average Price %	Current Estimated Net Exposure (2)	Average Price %	Estimated Write-downs Before Tax (3)

ABS CDOs
High Grade CDOs	2,581	84	1,608	52	(990)
Mezzanine CDOs	1,253	70	361	20	(902)

Monoline Exposures (4)	2,547	n/a	3,174	n/a	(1,752)

US Residential Mortgages
Subprime (5)	1,292	72	600	38	(405)
Alt-A	2,233	83	1,007	50	(666)
Other Non-Agency	794	94	660	82	(100)

US Commercial Mortgages	1,809	97	1,397	83	(201)

Leveraged Loans
Funded and Unfunded (6)	14,506	96	12,354	88	(1,250)

CLOs	1,386	93	1,214	87	(106)

CDS Hedging					470

Total Net of CDS Hedging					(5,902)

(1) Net of hedges and write-downs

(2) Current exposure net of hedges and estimated write-downs

(3) Estimated write-downs before tax in 2008

(4) Monoline exposures relate to credit protection purchased on credit assets, including CDOs.  As the value of the instruments underlying the hedges has fallen, the mark-to-market value of the hedges, and hence of the Group’s exposure, has increased.  A credit valuation adjustment of £1,752 million has been estimated reflecting the monolines’ weakening credit profile.  Further information relating to exposures to monolines is set out in Appendix II

(5) Includes investment grade, non-investment grade and residuals

(6) Funded exposures at 31 December 2007 were £8,698 million

Dividend

The Board of RBS believes that the 2007 dividend payout ratio of around 45% remains sustainable over the medium-term, given the strength and diversity of the Group.  The Board will assess future dividends based on circumstances at the time.  Subject to this, the Board’s target for 2008 is that there would be a similar dividend payout ratio to 2007, based on earnings adjusted to exclude credit market-related write-downs and non-recurring items such as gains on disposals and integration costs.

It should be noted that the capital raised in the rights issue is not expected to generate the same return as existing capital in the business.  This effect alone is likely to result in a reduction in dividend per share in 2008, after taking into account an adjustment in respect of the bonus element of the rights issue.

The Board believes that it would be prudent to pay the 2008 interim dividend in shares. It is, however, RBS’s current intention that the 2008 final dividend will be paid in cash.

The Board confirms that the 2007 final dividend, if approved by shareholders, will be paid in cash as previously announced.

Board and Management

This has been a difficult period for banks, including RBS. In addition to consideration of the capital position, the Board has taken the opportunity to stand back and look at the management and governance of the business and how effectively it is functioning.

The Board of RBS has full confidence that the executive team will be able to lead RBS through the current challenging conditions, deliver the transaction benefits relating to the acquisition of ABN AMRO, and realise the substantial value in RBS’s UK and international franchises.

In response to the difficulties in its credit markets business, RBS has made significant changes to its North American management structure and has strengthened the control environment within GBM.  Certain structured credit activities have been discontinued and problematic US sub-prime mortgage-related assets are now managed by a dedicated work-out unit with a view to minimising risk and reducing positions at an appropriate pace.

As part of continuing succession planning, the Nominations Committee and full Board have been engaged throughout 2007 in planning future changes to the Board and searches are already under way to recruit three new non-executive directors with experience appropriate to the enlarged Group’s operations.

Each of the directors intends to take up in full his or her rights to subscribe for new RBS ordinary shares under the rights issue.

Contacts

Andrew McLaughlin

Group Director, Economics & Corporate Affairs

Mobile: 07786 111689

Carolyn McAdam

Group Head of Media Relations

Mobile: 07796 274968

Richard O’Connor

Head of Investor Relations

Mobile: 07909 873681

Wire Services Conference Call

0730, 22 April 2008

Analysts Conference

280 Bishopsgate, London, EC2M 4RB

0930, 22 April 2008

Press Conference

280 Bishopsgate, London, EC2M 4RB

1200, 22 April 2008

Dial-in Numbers

International Dial-in: +44 (0) 1452 55 00 00

UK Free Call Dial-in: 0800 953 1533

UK Local Dial-in: 0845 245 5205

USA Free Call Dial-in: 1866 247 4222

Replay Access No: 44362366#

This announcement is not a Prospectus but an advertisement and investors should not subscribe for any Nil Paid Rights, Fully Paid Rights or New Shares referred to in this announcement except on the basis of the information contained in the Prospectus.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the Nil Paid Rights, the Fully Paid Rights or the New Shares being issued in connection with the Rights Issue, in any jurisdiction in which such offer or solicitation is unlawful.

These materials are not for distribution, directly or indirectly in, or into Australia, Canada, Japan or South Africa. These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1993 (the “Securities Act”).  The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

The Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters have not been approved or disapproved by the US Securities and Exchange Commission, any state’s securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters or the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence. The Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

Neither the content of The Royal Bank of Scotland Group plc’s website nor any website accessible by hyperlinks on The Royal Bank of Scotland Group plc’s website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or the Prospectus and/or the Provisional Allotment Letters and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Certain statements made in this announcement constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar expressions and relate to, among other things, the performance of RBS’s various business units in the near to medium term, the amount by which RBS expects to write down the value of certain of its assets, RBS’s expectations in respect of the rights issue, its capital ratios and its dividend payout ratio, RBS’s business strategy and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward looking statements to differ materially from actual results, include among other things, general economic conditions in the European Union, in particular in the United Kingdom, and in other countries in which RBS has business activities or investments, including the United States; the inability of RBS to hedge certain risks economically; the adequacy of RBS’s impairment provisions and loss reserves; RBS’s ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; and the potential exposure of RBS to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity and equity price risk. These forward-looking statements speak only as of the date of this announcement. The information and opinions contained in this announcement are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

Appendix I

Estimated Capital Ratios

The table below sets out the estimated capital ratios at 30 June and at 31 December 2008.

	Core Tier 1	Tier 1
Fully consolidated basis
30 June 2008	>6%	>8%
31 December 2008	>6%	>8%

Proportional consolidated basis
30 June 2008	>5%	>7.5%
31 December 2008	>6%	>8%

Appendix II

Monoline Exposures by Counterparty Credit Quality

		Current Estimates
£bn	Notional	Fair Value of U’lying Asset	Gross Exposure	Total W’downs (pre-tax)	Hedge	Net Exposure

AAA / AA	19.8	15.6	4.2	(1.1)	(0.4)	2.7
A / BBB	2.6	2.2	0.4	(0.3)		0.2
Non-investment grade	2.6	1.0	1.6	(1.3)		0.3

Total	25.0	18.8	6.2	(2.7)	(0.4)	3.2

Credit value adjustments taken in 2007				0.9

Estimated credit value adjustments before tax in 2008				(1.8)

Monoline Exposures by Collateral Type

£bn	Notional	Fair Value of U’lying Asset	% Split U’lying Asset Value	U’lying Asset Value as % of Notional	Mark To Market

RMBS and CDO of RMBS	6.1	2.5	13%	41%	3.6
Other ABS	4.5	4.1	22%	91%	0.3
CMBS	3.7	2.6	14%	70%	1.0
Non ABS (incl CLOs)	10.8	9.6	51%	88%	1.2

Total	25.0	18.8	100%	75%	6.2

CDO Exposures

Super Senior Tranches of ABS CDOs	High Grade	Mezzanine	Total

Net open exposures at 31 Dec 2007 (£bn)	2.6	1.3	3.8

Effective attachment point at 31 Dec 2007	40%	62%	50%

Attachment point after estimated write-downs	63%	89%	74%

% of underlying RMBS sub-prime assets	69%	91%	79%

- originated in 2005 and earlier	24%	23%	24%
- originated in 2006	28%	69%	46%
- originated in 2007	48%	8%	30%

Net open exposures after estimated write-downs (£bn)	1.6	0.4	2.0

Appendix III

Trading Update

This trading update constitutes RBS’s Interim Management Statement for the period from 31 December 2007 to 22 April 2008. Comments relate primarily to pro forma unaudited results for the Group including the ABN AMRO businesses to be retained by RBS and cover the first quarter of 2008. Comparisons are with the first quarter of 2007, on the same pro forma basis, unless otherwise stated. Divisional analysis is on the basis of the new Group structure announced on 28 February 2008. Details of the revised structure and pro forma financial information for 2006 and 2007 are contained in the announcement and results presentation accompanying the Group’s Annual Results on 28 February 2008 which are appended as Appendix IV.  Additionally, details of loans and advances, customer deposits and risk-weighted assets at 31 December 2007 are appended as Appendix V.

The operating performance of many of RBS’s businesses since the beginning of 2008 has remained good, but results have been held back by the effects of the continuing deterioration in credit markets, which has resulted in additional write-downs on credit market exposures in the first quarter. Some Global Banking & Markets businesses have experienced a reduced level of activity, although others continue to perform well, as do Global Transaction Services and Regional Markets.  Overall, the Group’s underlying results, excluding write-downs, have remained satisfactory.

In a more uncertain environment for its customers, RBS has continued to benefit from strong growth in personal and corporate deposits and good growth in lending. Group net interest margin in the quarter was slightly lower, reflecting increased funding costs partially offset by stronger new business margins in some lending products.

Overall credit risk metrics have remained stable in the first quarter, with a continued decline in UK personal sector impairment losses but increased delinquencies in a specific US retail portfolio. Corporate credit quality remains broadly stable.

RBS Divisions

Global Markets

Global Banking & Markets (GBM) has been acutely affected by credit market conditions, particularly in March, with further write-downs in credit markets during the quarter. There were good performances in rates and currencies, but lower business volumes in credit markets and equities, with corresponding reductions in costs. Credit impairments have remained low.

GBM has made a good start on exploiting the potential of ABN AMRO, with a significant number of deals already recorded as a result of combining the product expertise and customer franchises of the two businesses.

In response to the difficulties in its credit markets business, RBS has made significant changes to its North American management structure and has strengthened the control environment within GBM.  It intends to reduce its headcount globally by more than originally envisaged through the ABN AMRO integration process.

Certain structured credit activities have been discontinued and  problematic US sub-prime mortgage-related assets are now managed by a dedicated work-out unit with a view to minimising risk and reducing positions at an appropriate pace. GBM remains focused on effective management of its capital and has accelerated other balance sheet management actions.

Global Transaction Services (GTS) has delivered good growth in income and profit, despite a reduced benefit from non-interest bearing deposits as a result of lower interest rates. Transaction volumes have increased and the product strength and international capabilities of this new division have attracted significant new business, winning a number of notable new mandates in cash management, trade finance and financial institutions. GTS continues to expand its international reach in merchant acquiring. Expense growth has remained under control.

Regional Markets

UK Retail & Commercial Banking has achieved steady growth in income, net of claims.  Retail and commercial deposits have grown strongly, increasing by 12% in the first quarter, and there has been continued excellent progress in UK wealth management where assets under management increased by 15%. After two years in which RBS has had a limited appetite for the returns available in the UK mortgage market, it is now seeing competitors withdrawing from the market and has taken advantage of opportunities to write good credit quality mortgages at attractive margins. In the first quarter of 2008, RBS has achieved an 11% share of net new mortgage lending at an average loan to value of 64%.

Retail impairment losses have continued to decline, reflecting our continued cautious approach to the personal unsecured credit market, while commercial credit quality has remained stable.  We continue to monitor our exposure to commercial property carefully, and remain satisfied with the performance of our portfolio. Only 1% of commitments secured on commercial property is for speculative commercial property development.

US Retail & Commercial Banking has continued to achieve modest income growth while maintaining good cost discipline, but overall results have been held back by increased impairments in one specific loan portfolio. RBS continues to diversify its business, achieving good growth in commercial banking volumes and in cards.  Deposit volumes are stable, but margins have been eroded by competitive pressure.  Consumer lending volumes have contracted as underwriting standards have been tightened and consumer spending has slowed. Investment is being focused on the development of commercial banking activities and other selected opportunities.

Citizens’ credit portfolio continues to perform satisfactorily, with the exception of a specific portfolio within its home equity book, referred to in RBS’s trading update of 6 December 2007.  Delinquencies on this portfolio have risen markedly as the housing market has continued to weaken and the Group has continued to increase provisions.  Excluding this portfolio, delinquencies in consumer lending represented only 0.7% of balances in the first quarter, unchanged from the level of a year earlier.

Europe and Middle East Retail & Commercial Banking has continued to deliver good profit growth, though income growth within Ulster Bank has moderated in line with the slower pace of Irish economic expansion.  Credit quality remains stable.  Results in sterling terms have benefited from the movement in the euro exchange rate.  The business in the UAE continues to make good progress with record sales of credit cards and personal loans in March and continued strong performance in affluent banking.

Asia Retail & Commercial Banking has continued to generate very strong growth in both income and operating profit. RBS Coutts has maintained its momentum with deposits 18% ahead and assets under management 16% higher in March.  In China, the affluent banking business is making excellent progress, with client funds doubling. The division is pressing ahead with continued focused investment in its retail and commercial banking franchise in the region.

RBS Insurance has achieved strong new business volumes and good renewal rates in its own motor and home brands. Expenses reflect accelerated marketing activity, while claims costs were lower as a result of enhanced risk selection as well as more favourable weather conditions.  International businesses in Spain, Italy and Germany continued to make good progress.

Group Manufacturing has continued to deliver good productivity gains in support of business growth in our customer-facing divisions while continuing to invest in our infrastructure in the UK and internationally.  Technology and operations costs remain tightly controlled.

Acquisitions and Disposals

On 1 April 2008 RBS completed the formation of a commodities market-making joint venture with Sempra Energy, RBS Sempra Commodities.

ABN AMRO Integration

Integration benefits and headcount reductions achieved during the first quarter are slightly ahead of RBS’s initial expectations. Cost benefits are slightly ahead of schedule, while revenue benefits are slightly behind. As indicated in its announcement on 28 February 2008, RBS expects to achieve integration benefits totalling €2.3 billion by 2010, compared with its original estimate of €1.7 billion.

Implementation teams are now in place, with, for example, 44 separate workstreams established in GBM, covering products, clients, regions, functions and migration, involving 1,200 staff from RBS and ABN AMRO.

The ABN AMRO businesses acquired by RBS have been restructured to mirror the new RBS Group structure. Future single management appointments have been made and the co-location of GBM teams has begun, with rebranding of ABN AMRO buildings already under way. The combined GBM and GTS teams have already achieved a significant number of deals in which ABN AMRO customers gain access to RBS product capabilities, such as US Treasury bonds, while RBS customers benefit from ABN AMRO product expertise in areas such as cash management and trade finance.

Outlook

The outlook is inevitably clouded by the disruption to markets, as a result of which volumes are likely to be significantly lower in some areas of GBM. However, other areas of GBM, and most of the Group’s other businesses, are making good progress, taking advantage of the opportunities that have become available in this changed environment to achieve profitable growth at good risk-adjusted rates of return. The Group is now better positioned in growth economies and has many additional opportunities to exploit its enhanced presence, customer franchises and product capabilities.

With reinforced capital ratios, the Group will be in a stronger position to navigate through an economic environment that remains uncertain and well placed to take advantage of the growth opportunities available to it.

Appendix IV

Pro forma financial information for the Group under the revised divisional structure

In February 2008 RBS announced a new organisational structure.  The main business units of the Group under the new structure are set out below.

Global Banking & Markets	UK Retail & Commercial Banking	US Retail & Commercial Banking	RBS Insurance

• GBM except Transaction Banking • ABN AMRO ‘GBM’ except Transaction Banking	• UKCB except Money Transmission • Retail except Merchant Acquiring, Commercial Cards and Card Operations • UK Wealth Management	• Citizens, except Corporate Money Transmission, RBS Lynk and Citizens Manufacturing	• Direct Line • Churchill • Privilege (unchanged)

Global Transaction Services	Europe & Middle East Retail & Commercial Banking	Asia Retail & Commercial Banking	Group Manufacturing

• ABN AMRO Transaction Banking • GBM Transaction Banking • UKCB Money Transmission • Citizens Corporate Money Transmission • Retail Merchant Acquiring • Retail Commercial Cards • RBS Lynk	• Ulster Bank, including ECF • ABN AMRO Retail & Commercial in Europe and Middle East	• ABN AMRO Retail & Commercial in Asia • International Wealth Management	• Manufacturing • ABN AMRO Manufacturing • Citizens Manufacturing • Card Operations

Set out below are summarised pro forma unaudited results for the Group under the revised divisional structure. These show the underlying performance of the Group including the full year results of the ABN AMRO businesses acquired by RBS.

These figures are provisional and may be refined in due course. However, no material adjustments are anticipated.

GROUP

	2007	2006
	£m	£m

Total income	33,490	31,737

Operating expenses	16,553	15,957

Insurance net claims	4,528	4,458

Operating profit before impairment losses	12,409	11,322

Impairment losses	2,095	2,000

Group operating profit *	10,314	9,322

BALANCE SHEET

AT 31 DECEMBER 2007

2007
£bn

Loans and advances to customers – gross	707.2
Customer Deposits	559.0
Risk Weighted Assets	490.0

DIVISIONAL ANALYSIS

	2007	2006
	£m	£m

Global Banking & Markets	4,916	4,365
Global Transaction Services	1,632	1,561
UK Retail & Commercial Banking	6,250	5,722
US Retail & Commercial Banking	1,557	1,821
Europe and Middle East Retail & Commercial Banking	760	662
Asia Retail & Commercial Banking	209	119
RBS Insurance	902	964
Group Manufacturing	(4,234)	(4,164)
Central items	(1,678)	(1,728)

Group operating profit *	10,314	9,322

* Group operating profit

Excludes

•      RBS unusual items - credit market write-downs and goodwill payments, offset by the gains on sale of Southern Water and certain other assets

•      ABN AMRO pre and post acquisition credit market write-downs and the impact of the LaSalle sale

•      RBS share of ABN AMRO’s shared assets

•      amortisation of purchased intangible assets and integration costs; and

Includes

•      the cost of funding the ABN AMRO acquisition within Central Items. Whilst part of the acquisition consideration was funded by the issue of preference shares, these pro forma results assume that the cash element of the consideration was debt funded.

	2007	2006
	£m	£m
Global Banking & Markets

Rates, Currencies & Commodities	3,280	2,050
Equities	1,221	1,036
Credit Markets	2,667	2,869
Asset & Portfolio Management	3,722	3,936

Total income	10,890	9,891
Direct expenses	5,850	5,476

Contribution before impairment losses	5,040	4,415
Impairment losses	124	50

Contribution	4,916	4,365

Global Banking & Markets comprises the Global Banking and Markets businesses of RBS and ABN AMRO except for transaction banking.

	2007	2006
	£m	£m
Global Transaction Services

Net interest income	839	759
Non-interest income	1,348	1,318

Total income	2,187	2,077
Direct expenses	543	519

Contribution before impairment losses	1,644	1,558
Impairment losses	12	(3)

Contribution	1,632	1,561

Global Transaction Services comprises RBS and ABN AMRO transaction banking, UK and US corporate money transmission, UK and US merchant acquiring and UK commercial cards.

	2007	2006
	£m	£m
UK Retail & Commercial Banking

Net interest income	6,677	6,406
Non-interest income	4,432	4,170

Total income	11,109	10,576
Direct expenses	2,973	2,868
Insurance net claims	518	488

Contribution before impairment losses	7,618	7,220
Impairment losses	1,368	1,498

Contribution	6,250	5,722

UK Retail & Commercial Banking comprises UK Retail Banking and UK Commercial Banking which are set out below.

	2007	2006
	£m	£m
UK Retail Banking

Net interest income	4,680	4,544
Non-interest income	3,423	3,276

Total income	8,103	7,820
Direct expenses	2,068	2,027
Insurance net claims	518	488

Contribution before impairment losses	5,517	5,305
Impairment losses	1,188	1,309

Contribution	4,329	3,996

UK Retail Banking comprises Retail Markets except for merchant acquiring, commercial cards and International Wealth Management.

	2007	2006
	£m	£m
UK Commercial Banking

Net interest income	1,997	1,862
Non-interest income	1,009	894

Total income	3,006	2,756
Direct expenses	905	841

Contribution before impairment losses	2,101	1,915
Impairment losses	180	189

Contribution	1,921	1,726

UK Commercial Banking comprises UK Corporate Banking except for money transmission.

	2007	2006
	$m	$m
US Retail & Commercial Banking

Net interest income	3,873	3,765
Non-interest income	1,870	1,905

Total income	5,743	5,670
Direct expenses	1,949	1,975

Contribution before impairment losses	3,794	3,695
Impairment losses	682	333

Contribution	3,112	3,362

US Retail & Commercial Banking comprises Citizens except for corporate money transmission, merchant acquiring and its manufacturing activities.

	2007	2006
	£m	£m
Europe and Middle East Retail & Commercial Banking

Net interest income	1,053	925
Non-interest income	363	287

Total income	1,416	1,212
Direct expenses	521	423

Contribution before impairment losses	895	789
Impairment losses	135	127

Contribution	760	662

Europe and Middle East Retail & Commercial Banking comprises Ulster Bank and ABN AMRO retail and commercial businesses in Europe and Middle East.

	2007	2006
	£m	£m
Asia Retail & Commercial Banking

Net interest income	285	226
Non-interest income	398	305

Total income	683	531
Direct expenses	356	272

Contribution before impairment losses	327	259
Impairment losses	118	140

Contribution	209	119

Asia Retail & Commercial Banking comprises the International Wealth Management activities of RBS and the retail and commercial businesses of ABN AMRO in Asia.

Group  Manufacturing comprises RBS and ABN AMRO Manufacturing activities. The scope of Global Manufacturing has been expanded to include US Retail & Commercial Banking’s manufacturing activities and UK Cards operations.

Central Items comprises RBS group and corporate functions, the RBS share of ABN AMRO’s head office costs and the pro forma funding costs associated with the ABN AMRO acquisition.

Appendix V

Loans and Advances to Customers - Gross

31 December 2007
£bn
Excluding Reverse Repos

Global Banking & Markets	227.2
Global Transaction Services	9.9
UK Retail & Commercial Banking	218.4
US Retail & Commercial Banking	57.0
Europe and Middle East Retail & Commercial Banking	47.8
Asia Retail & Commercial Banking	4.3
Other	0.4
565.0

Reverse Repos	142.2
Group	707.2

Customer Deposits

31 December 2007
£bn
Excluding Repos

Global Banking & Markets	106.9
Global Transaction Services	45.7
UK Retail & Commercial Banking	200.9
US Retail & Commercial Banking	51.9
Europe and Middle East Retail & Commercial Banking	22.2
Asia Retail & Commercial Banking	11.3
438.9

Repos	120.1
Group	559.0

Risk Weighted Assets

31 December 2007
£bn
Global Banking & Markets	191.4
Global Transaction Services	12.7
UK Retail & Commercial Banking	178.9
US Retail & Commercial Banking	57.1
Europe and Middle East Retail & Commercial Banking	36.7
Asia Retail & Commercial Banking	3.3
Other	9.9

Group	490.0

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008

THE ROYAL BANK OF
SCOTLAND GROUP plc
(Registrant)

By:	/s/ A N Taylor

Name:	A N Taylor
Title:	Head of Group Secretariat